

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

October 16, 2015

Via E-mail
Rudolf Franz
Chief Financial Officer
voxeljet AG
Paul-Lenz Straße 1a
86316 Friedberg, Germany

    Re: **voxeljet AG**
            Form 20-F for the fiscal year ended December 31, 2014
            Filed March 27, 2015
            File No. 001-36130

Dear Mr. Franz:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery